pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE MKT	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Response Submitted

Vancouver BC,  February 4, 2016:  Pacific Booker Minerals Inc. has responded to the July 2015 decision by the Minister of Environment and Minister of Energy and Mines that the Morrison Project undergo further assessment.  On December 23, 2015, the Company submitted a response document.  The document has been acknowledged as received by Kevin Jardine, Associate Deputy Minister, Environmental Assessment Office.  The response document is available on our website at http://www.pacificbooker.com/reports.htm.

The Company, through its counsel at Hunter Litigation Chambers, filed two separate requests to the Environmental Assessment Office (“EAO”), the Ministry of Environment (“MOE”), the Ministry of Energy and Mines (“MEM”) and the Ministry of Forests, Lands and Natural Resource Operations (“MFLNRO”) to access records under the Freedom of Information and Protection of Privacy Act.  The requests are to obtain further information relating to the July 2015 decision of the Ministers that the Morrison Project undergo further assessment pursuant to section 17(3)(c)(iii) of the Environmental Assessment Act and to obtain the professional qualifications of three reviewers involved in assessing the Environmental Assessment Certificate application.  These requests were submitted in September 2015 and January 2016.

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On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml